Eaton Vance Management

Two International Place

Boston, MA 02110

617 482 8260

eatonvance.com

September 1, 2022

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: POS AMI Filing for 5-to-15 Year Laddered Municipal Bond Portfolio (the “Portfolio”)

Dear Ms. Browning,

This letter responds to comments you provided to the undersigned via telephone on August 16, 2022 in connection with your review of the Portfolio’s registration statement (the “Registration Statement”) filed on Form N-1A on May 26, 2022 (Accession No. 0000940394-22-001035) and our responses to comments regarding the Registration Statement previously filed on August 12, 2022 (the “First Comment Response Letter”). We have reproduced each comment below and immediately thereafter provided the Portfolio’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: The Staff notes that Item 11(a)(2) of Form N-1A requires a statement as to “when calculations of net asset value are made.” In connection with your response to Comment 2 in the First Comment Response Letter and the proposed disclosure changes indicated therein, please further revise such disclosure so that it complies with Item 11(a)(2) of Form N-1A.

Response: The Portfolio has evaluated the referenced disclosure and believes the Portfolio's statement of "when calculations of net asset value are made," including the disclosure regarding the time as of which the Portfolio’s net asset value is calculated, is in accordance with Item 11(a)(2) of Form N-1A and its related Instructions. Furthermore, the Portfolio notes that the disclosure also provides share pricing information relating to national holidays and securities that are listed on foreign exchanges in accordance with Item 11(a)(3) of Form N-1A and its related Instructions. For these reasons, the Portfolio respectfully declines to add additional disclosure.

2.	Comment: In connection with your response to Comment 4 in the First Comment Response Letter and the proposed disclosure changes indicated therein, please move the reference to “in accordance with applicable law” to the new sentence about market quotations for additional clarity.

Response: The requested change will be made (deletions denoted by ~~strikethrough~~ and additions denoted by underline and italics):

I~~n accordance with applicable law, i~~f the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Portfolio reserves the right to treat such day as a business day and accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as BMR believes there generally remains an adequate market to obtain reliable and accurate market quotations. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in BMR's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by BMR in accordance with applicable fair value pricing policies and in accordance with applicable law. The Portfolio may elect to remain open and price its interests on days when the NYSE is closed but the primary securities markets on which the Portfolio’s securities trade remain open….

3.	Comment: The Staff notes that Instruction 2 to Item 11 of Form N-1A requires that a fund disclose that the net asset value of a fund’s shares may change on days when shareholders will not be able to purchase or redeem the fund’s shares if such fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the fund does not price its shares. In connection with your response to Comment 5 in the First Comment Response Letter and the proposed disclosure changes indicated therein, please revise such disclosure to better follow the requirements of Instruction 2 to Item 11 of Form N-1A.

Response: Although the Portfolio believes that the disclosure and the related disclosure changes proposed in the First Comment Response Letter sufficiently address the required disclosure pursuant to Item 11(a) of Form N-1A, it will make the following change in an effort to address the Staff’s comment (additions denoted by underline and italics):

The net asset value (“NAV”) of the Portfolio is determined as of the close of the New York Stock Exchange (the “NYSE”) (each a “Portfolio Business Day”) (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open for business (typically Monday through Friday) (the “Pricing Time”). The Portfolio is closed for business and will not issue a NAV on the following business holidays and any other business day that the NYSE is closed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On holidays or other days when the NYSE is closed, the NAV is generally not calculated and the Portfolio generally does not transact purchase or redemption requests. However, on those days, the value of the Portfolio’s assets may be affected to the extent that the Portfolio holds securities that trade on foreign markets that are open. In addition, trading of securities that are primarily listed on foreign exchanges may take place on weekends and other days when the Portfolio does not price its interests or transact purchase or redemption requests....

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President